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                             July 15, 2020

       Andrew Drechsler
       Chief Financial Officer
       Provention Bio, Inc.
       P.O. Box 666
       Oldwick, New Jersey 08858

                                                        Re: Provention Bio,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Filed March 12,
2020
                                                            File No. 001-38552

       Dear Mr. Drechsler:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Section 302 Certifications in Exhibits 31.1 and 31.2 , page 92

   1. Please amend your filing on Form 10-K with revised Section 302 certifications that expand the fourth
paragraph to cover management's responsibility for establishing and maintaining a
system of internal control over financial reporting in addition to its responsibility for
disclosure control and procedures. Please note this additional language became effective for
your first annual report and all periodic reports filed thereafter, which are required to
contain management   s report on internal control over financial
                                                        reporting. We refer you
to the guidance under Compliance and Disclosure Interpretations
                                                        (C&DI) for Regulation
S-K, Question 246.13. This comment is also applicable to your
                                                        Form 10-Q for fiscal
quarter ended March 31, 2020.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Andrew Drechsler
Provention Bio, Inc.
July 15, 2020
Page 2

absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.



FirstName LastNameAndrew Drechsler                     Sincerely,
Comapany NameProvention Bio, Inc.
                                                       Division of Corporation
Finance
July 15, 2020 Page 2                                   Office of Life Sciences
FirstName LastName